UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

PROVEN Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-3571886
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

PROVEN Group, Inc., 7901 4th St. N STE 4916, St. Petersburg, Florida 33702

(Full mailing address of principal executive offices)

(415) 439-3421

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 29, 2024. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2024 is preliminary and subject to potential adjustments. Adjustments to these consolidated financial statements may be identified when review of historic consolidated financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2024.

General

We were formed as a Delaware corporation on May 15, 2017. The company develops, produces and sells skincare and fragrance products directly to consumers. The company’s business model is to sell products directly to consumers via its website. Subscription sales and sales from repeat customers make up a large portion of the company’s revenue. The company differentiates its skincare products through offering formulations that are matched to address a customer’s specific skin needs, lifestyle and environmental factors. The company differentiates its fragrance products through matching products to a customer’s fragrance preferences.

Results of Operations

The following represents our performance highlights:

Revenues

We generate revenues exclusively from direct-to-consumer sales of skincare and fragrance products. Revenues increased by $657,030 from $18,128,669 for the six-month period ended June 30, 2023 to $18,785,699 for the six-month period ended June 30, 2024, or by 3.6%. The increase in revenue was due primarily to an increase in sales from our fragrance brand, Noteworthy.

Cost of Revenues

Cost of revenues consists of the costs of inventory sold, packaging materials costs, inbound freight, and customs and duties. In situations where promotional products are provided by the company to its customers at the same time as the related saleable product, the cost of these promotional products are recognized as a cost of revenue. The cost of net revenues for the six-month period ended June 30, 2024 was $2,996,729, resulting in gross profit of $15,788,970 (a gross margin of 84.0%) compared to cost of net revenues for the six-month period ended June 30, 2023 of $3,093,443 and gross profits of $15,035,226 (a gross margin of 82.9%). The improvement in margins is a result of the scaling up of Noteworthy which has a higher gross margin profile and continued realization of operational improvements.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. The company recorded total operating expenses of $17,748,325 for the six-month period ended June 30, 2024 and $17,807,762 for the six-month period ended June 30, 2023. Such expenses were composed of:

●	general and administrative expenses of $5,042,605 for the six-month period ended June 30, 2024 and $8,356,218 for the six-month period ended June 30, 2023;

●	sales and marketing expenses of $10,949,154 for the six-month period ended June 30, 2024 and $9,291,824 for the six-month period ended June 30, 2023; and

●	research and development expenses of $1,756,566 for the six-month period ended June 30, 2024 and $159,720 for the six-month period ended June 30, 2023.

The variances between operating expenses for the six-month periods ending June 30, 2024 and 2023 are largely due to the classification of stock-based compensation in 2024 according to the award recipient’s payroll classification. During the six-month period ended June 30, 2023, all stock-based compensation was classified in general and administrative expenses in the consolidated statements of operations. Refer to Note 4 of the Notes to Consolidated Financial Statements for further discussion.

The decrease in our total operating expenses resulted largely from decreases in digital marketing expenses. These decreases were offset by increases in customer-related fulfillment and outbound shipping costs.

Other Expense

Other expense consists of interest expense. The company recorded total other expense of $269,944 for the six-month period ended June 30, 2024 and $261,464 for the six-month period ended June 30, 2023. Such expenses were composed entirely of interest expenses.

Interest expense increased primarily as a result of the conversion of the company’s liability due to related parties into loan payables, separate to each co-founder, which bear interest at a rate of 4.13% per annum. See “Liquidity and Capital Resources – Indebtedness.”

Net Operating Loss and Net Loss

Accordingly, the company’s net operating loss $1,959,355 and $2,772,536 for the six-month periods ended June 30, 2024 and 2023, respectively. The company’s net loss was $2,229,299 for the six-month period ended June 30, 2024, and $3,034,400 for the six-month period ended June 30, 2023.

Liquidity and Capital Resources

As of June 30, 2024, the company had approximately $3,656,561 in cash and cash equivalents on hand. We believe that the proceeds from the Regulation A Offering (described below), together with our cash and cash equivalent balances, will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations. The company is also currently having active fundraising conversations to increase the amount of cash on the balance sheet. So, although the company can support itself alone, it is also looking for additional investments to increase growth and sustainability.

Merchant Advances

In 2022, the company entered into a revenue-share with one lender. In connection with the agreement, the company receives an advance in the form of credit (merchant advance credit) to be used for selected vendor transactions or approved vendor transactions. The company repaid its outstanding merchant advance based upon a percentage of future receivables through payment-processor receipts. The company was responsible for paying the merchant advance regardless of whether the merchant advance credit was utilized.

The company did not receive any merchant advances as of June 30, 2024 and December 31, 2023, respectively. Merchant advance transaction fees are included as interest expense in the statements of operations. During the six-month periods ended June 30, 2024 and 2023, the company made repayments on merchant advances totaling $0 and $39,462, respectively. As of June 30, 2024 and December 31, 2023, there were no amounts owed under merchant advance arrangements.

Indebtedness

During the year ended December 31, 2022, the Company received total proceeds of $9,573,653 from the same lender from 5 financings. The Company paid back fixed recurring monthly amounts over the 12-24 month periods relating to each financing. The loans bore interest from 7% - 14% and mature at various times between January 31, 2023 and August 2, 2024. During the six-month periods ended June 30, 2024 and 2023, the company made repayments of $1,792,529 and $1,795,374, respectively. As of June 30, 2024 and December 31, 2023, $597,509 and $2,390,038, respectively, remained outstanding.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (“EIDL”) assistance program. On December 31, 2020, the company was notified that its EIDL application was approved by the SBA. Per the terms of the EIDL agreement, the company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. The Loan has repayment terms that commence one year after the origination date. As of June 30, 2024 and December 31, 2023, $150,000 remained outstanding.

On March 28, 2024, the company converted its liability due to the co-founders, representing proceeds from the Regulation A offering, into loan payables, separate to each co-founder. As of June 30, 2024 and December 31, 2023, the total of both liabilities, less allocated offering costs and expenses, is $596,124 and $688,812, respectively. Interest will accrue at a rate of 4.13% per annum. Principal and the balance of interest accrued will be due in full on March 29, 2027 or upon thirty (30) days’ prior written notice of demand by the respective lender.

Issuances of Equity

On August 6, 2021, the company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”), qualifying the offer and sale of up to $60,000,000 of units consisting of .7 shares of Series A Preferred Stock of the company and .3 share of Common Stock from selling shareholders at a price of $6.60 per unit. As of July 31, 2024, the company has closed on gross proceeds of $3,221,988 and issued 488,180 Units, including 341,726 shares of Series A Preferred Stock. As of August 6, 2024, the Regulation A Offering is closed.

In the six months ended June 30, 2024, the company issued 2,352 shares of Series A Preferred Stock for gross proceeds of $15,523 or $6.60 per share.

In the six months ended June 30, 2023, the company issued 53,030 shares of Series A Preferred Stock for gross proceeds of $349,998 a price per share of $6.60.

Future Equity Obligations

In May 2023, the company issued a payment for, and cancellation of, a SAFE for $250,000 related to the 2022 acquisition of Noteworthy. Additionally in June 2023, the company entered into a SAFE for a purchase amount of $150,000. The agreement has a valuation cap of $190,000,000.

There have been no issuances of future equity obligations for the six months ended June 30, 2024.

If there is a preferred equity financing before the instrument expires or is terminated, the company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

Trend Information

Our primary goal is to add customers in our direct-to-consumer sales channel as well as strengthening our artificial intelligence and technology capabilities. As we add customers, we will be able to grow our brands. Increasing demand, along with additional media coverage in the United States, has driven and continues to drive an increase in sales for the company’s products. There are also several underlying trends that drive the growth of the sector.

With respect to growth in the skincare industry as a whole, in 2019, when the company first launched, the global skincare market was estimated to be $140 billion in size. By 2030, it’s estimated to grow to $196 billion in size, a compound annual growth rate of 3.1%. The global fragrance market was estimated to be $54 billion in 2023 and is expected to grow at a compound annual growth rate of 5.9% to $80 billion in 2030.

There has been a consistent trend towards more online and direct to consumer sales across industries. E-commerce in beauty nearly quadrupled between 2015 and 2022, and its share now exceeds 20 percent, with significant runway ahead. This compares with a 2022 e-commerce share of approximately 30 percent in apparel and footwear, and around 65 percent in toys and games.

Consumers have been increasingly demanding personalized products:

●	59% of customers say that the option of personalization influences their shopping choices, according to an Infosys report.

●	A Forrester report confirmed that 77% of consumers have chosen, recommended, or paid more for a brand that provides the option to personalize.

●	The company is poised to continue to take advantage of these industry trends and continue to execute to grow in the US skincare market with our world class executive, technology and operations teams.

Inflation and interest rate increases since 2021 have created an environment where consumers may be less willing to purchase dispensable products, counteracting some of the other trends noted.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. financial STATEMENTS

PROVEN Group, INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

UNAUDITED

PROVEN Group, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$3,656,561	$6,535,751
Inventory	2,681,669	3,307,062
Prepaid expenses and other current assets	556,755	797,470
Subscription receivable	113	2,205
Deferred offering costs	17,615	-
Total current assets	6,912,713	10,642,488
Deposits	49,218	49,441
Property and equipment, net	2,898	45,471
Goodwill	123,223	123,223
Intangible assets	4,567	4,567
Total assets	$7,092,619	$10,865,190

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,017,657	$2,777,633
Accrued expenses	626,623	1,111,610
Deferred revenue	458,113	843,348
Due to related parties	-	688,812
Loan payable, current	597,509	2,390,038
Total current liabilities	2,699,902	7,811,441
Loan payable	746,124	150,000
Future equity obligations	500,010	500,010
Total liabilities	3,946,036	8,461,451

Commitments and contingencies (Note 10)

Stockholders’ equity:
Series A-2 preferred stock, $0.00001 par value, 5,675,915 shares authorized, 3,231,280 shares issued and outstanding as of both June 30, 2024 and December 31, 2023, liquidation preference of $11,419,990 as of June 30, 2024	32	32
Series A preferred stock, $0.00001 par value, 6,717,483 shares authorized, 426,634 and 424,282 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively, liquidation preference of $2,779,010 as of June 30, 2024	4	4
Series Seed preferred stock, $0.00001 par value, 17,582,397 shares authorized, 17,582,397 shares issued and outstanding as of both June 30, 2024 and December 31, 2023, liquidation preference of $9,206,101 as of June 30, 2024	176	176
Common stock, $0.00001 par, 69,740,303 shares authorized, 26,710,591 shares issued and outstanding as of both June 30, 2024 and December 31, 2023	267	267
Additional paid-in capital	89,961,234	86,989,091
Accumulated deficit	(86,815,130)	(84,585,831)
Total stockholders’ equity	3,146,583	2,403,739
Total liabilities and stockholders’ equity	$7,092,619	$10,865,190

See accompanying notes to these consolidated financial statements.

PROVEN Group, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2024	2023
	(unaudited)
Net revenues	$18,785,699	$18,128,669
Cost of net revenues	2,996,729	3,093,443
Gross profit	15,788,970	15,035,226

Operating expenses:
General and administrative	5,042,605	8,356,218
Sales and marketing	10,949,154	9,291,824
Research and development	1,756,566	159,720
Total operating expenses	17,748,325	17,807,762

Loss from operations	(1,959,355)	(2,772,536)

Other income (expense):
Interest expense	(269,944)	(261,464)
Total other income (expense), net	(269,944)	(261,464)

Provision for income taxes	-	-
Net loss	$(2,229,299)	$(3,034,000)

Weighted average common shares outstanding - basic and diluted	26,710,591	26,698,608
Net loss per common share - basic and diluted	$(0.08)	$(0.11)

See accompanying notes to these consolidated financial statements.

PROVEN Group, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series A-2		Series A		Series Seed				Additional		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balances at December 31, 2022	3,231,280	$32	240,576	$2	17,582,397	$176	26,698,078	$267	$77,866,559	$(77,223,549)	$643,487
Issuance of Series A preferred stock, net of offering costs	-	-	180,486	2	-	-	-	-	721,807	-	721,809
Exercise of stock options	-	-	-	-	-	-	788	-	646	-	646
Stock-based compensation	-	-	-	-	-	-	-	-	3,000,474	-	3,000,474
Net loss	-	-	-	-	-	-	-	-	-	(3,034,000)	(3,034,000)
Balances at June 30, 2023 (unaudited)	3,231,280	$32	421,062	$4	17,582,397	$176	26,698,866	$267	$81,589,486	$(80,257,549)	$1,332,416

Balances at December 31, 2023	3,231,280	$32	424,282	$4	17,582,397	$176	26,710,591	$267	$86,989,091	$(84,585,831)	$2,403,739
Issuance of Series A preferred stock, net of offering costs	-	-	2,352	-	-	-	-	-	15,523	-	15,523
Stock-based compensation	-	-	-	-	-	-	-	-	2,956,620	-	2,956,620
Net loss	-	-	-	-	-	-	-	-	-	(2,229,299)	(2,229,299)
Balances at June 30, 2024 (unaudited)	3,231,280	$32	426,634	$4	17,582,397	$176	26,710,591	$267	$89,961,234	$(86,815,130)	$3,146,583

See accompanying notes to these consolidated financial statements.

PROVEN Group, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2024	2023
	(unaudited)
Cash flows from operating activities:
Net loss	$(2,229,299)	$(3,034,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,956,620	3,000,474
Depreciation and amortization	2,557	966
Loss on disposal of assets	40,016	-
Inventory written off	29,872	-
Changes in operating assets and liabilities:
Inventory	595,521	77,958
Prepaid expenses and other current assets	240,715	(33,637)
Subscription receivable	2,092	129,766
Accounts payable	(1,759,976)	(2,629,119)
Accrued expenses	(484,987)	(138,221)
Deferred revenue	(385,235)	27,711
Net cash provided by (used in) operating activities	(992,104)	(2,598,102)
Cash flows from investing activities:
Acquisition of property and equipment	-	(5,795)
Deposits	223	(18,030)
Net cash used in investing activities	223	(23,825)
Cash flows from financing activities:
Due to related parties	(688,812)	215,072
Repayments of merchant advances	-	(39,462)
Proceeds from future equity obligations	-	150,000
Repayments of future equity obligations	-	(250,000)
Issuance of loan payable	596,124	2,944
Repayments of loan payable	(1,792,529)	(1,795,374)
Issuance of Series A preferred stock	15,523	721,809
Exercise of stock options	-	646
Deferred offering costs	(17,615)	-
Net cash used in financing activities	(1,887,309)	(994,364)
Net change in cash and cash equivalents	(2,879,190)	(3,616,291)
Cash and cash equivalents at beginning of period	6,535,751	9,008,022
Cash and cash equivalents at end of period	$3,656,561	$5,391,731

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$259,253	$258,431

Supplemental disclosure of non-cash financing activities:
Future equity obligations issued pursuant to business combination	$-	$-
Subscription receivable	$2,092	$129,766

See accompanying notes to these consolidated financial statements.

PROVEN Group, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

1. NATURE OF OPERATIONS

PROVEN Group, Inc. (the “company”) is a corporation formed on May 15, 2017 under the laws of the State of Delaware. The company consists of Proven Skincare (“Proven”) and Noteworthy Holdings, Inc. (“Noteworthy”). Proven sells customized skincare products through its website and online platform to individual customers directly. Noteworthy offers personalized fragrance products through its website and online platform directly to customers. The company is headquartered in St. Petersburg, Florida. On April 27, 2023, the company legally changed its name from Life Spectacular, Inc. to PROVEN Group, Inc.

2. GOING CONCERN

The company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has not generated profits since inception, and has sustained net losses of $2,229,299 and $3,034,000 for the six months ended June 30, 2024 and 2023, respectively.

These factors raise substantial doubt about the company’s ability to continue as a going concern. During the next 12 months, the company intends to fund its operations through its increasing revenues and profit margins, and current capital on hand, as well as other equity financing that may be available to us. We, therefore, believe that any substantial doubt about the company’s ability to continue as a going concern has been alleviated. The company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the consolidated financial statements were available to be issued, the company has been primarily financed through the issuance of Simple Agreements for Future Equity and preferred stock via a Regulation A offering as well as Regulation D offerings.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the company conform to accounting principles generally accepted in the United States of America (“GAAP”). The company’s fiscal year is December 31.

Use of Estimates

The preparation of the company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, inventory, revenue recognition, the valuations of common stock, and future equity obligations. The company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash and cash equivalents. The company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

PROVEN Group, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

The company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The carrying values of the company’s accounts receivable, prepaid expenses, accounts payable, and accrued expenses and approximate their fair values due to the short maturity of these instruments. The company’s future equity obligations are carried at fair value, determined based on Level 3 inputs in the fair value hierarchy described above (see Notes 5 and 8).

Inventory

Inventories consist of components, finished goods, and products in transit from the company’s suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of June 30, 2024 and December 31, 2023, inventory included approximately $8,400 and $117,000 in transit, respectively.

Subscription Receivable

Subscription receivable represents the amount owed to the company from the sale of units in the company’s Regulation A offering.

Acquisitions, Goodwill and Other Intangible Assets

The company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The company uses a variety of information sources to determine the value of acquired assets and liabilities, including: identifiable intangibles and inventories; and legal counsel or other experts to assess the obligations associated with legal, environmental or other claims.

Goodwill and indefinite-lived intangibles are not amortized but are instead evaluated annually for impairment as part of the company’s annual financial review, or when indicators of a potential impairment are present. The annual test for impairment performed for goodwill can be qualitative or quantitative, taking into consideration certain factors surrounding the fair value of the goodwill including, level by which fair value exceeded carrying value in the prior valuation, as well as macroeconomic factors, industry conditions and actual results at the test date.

The company evaluates indefinite-lived intangible assets, which consist of trademarks, for impairment on an annual basis. Similar to goodwill, the impairment test can be qualitative or quantitative, taking into consideration certain factors surrounding the fair value of the brand names including, level by which fair value exceeded carrying value in the prior valuation, as well as macroeconomic factors, industry conditions and actual results at the test date.

PROVEN Group, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The company determines revenue recognition through the following steps in accordance with ASC 606, Revenue from Contracts with Customers (ASC 606):

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The company derives its revenue solely from e-commerce transactions, which is considered a single performance obligation. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The company deducts discounts, sales tax, and estimated refunds to arrive at net revenue. Sales tax collected from clients is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense and are therefore not evaluated as a separate performance obligation.

Contract Liability

Contract liabilities are recorded when a customer pays consideration, or the company has a right to an amount of consideration that is unconditional, before the transfer of a good or service to the customer and thus represent the company’s obligation to transfer the good or service to the customer at a future date. The company’s contract liabilities are included as deferred revenue on the balance sheets and consist of (i) payments received in advance of product delivery to the customer and (ii) the promise of future products to be delivered to existing customers. As of June 30, 2024 and December 31, 2023, total contract liabilities were $458,113 and $843,348, respectively. The company expects deferred revenue for all contract liabilities to be recognized within one year.

Cost of Revenues

Cost of revenue consists of the costs of inventory sold, packaging materials costs, inbound freight, and customs and duties. In situations where promotional products are provided by the company to its customers at the same time as the related saleable product, the cost of these promotional products are recognized as a cost of revenue.

Sales and Marketing

Sales and marketing expenses include fulfillment center operations, third-party logistics costs, and payment processing fees, as well as marketing and advertising costs.

The company also includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses. During the six months ended June 30, 2024 and 2023, shipping and handling costs were $1,716,627 and $1,511,478, respectively.

PROVEN Group, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

General and Administrative Expenses

General, and administrative expenses consist primarily of compensation and benefits costs, professional services, and information technology.

Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs were $5,659,785 and $6,223,783 for the six months ended June 30, 2024 and 2023, respectively.

Research and Development Costs

Costs related to the development of the company’s products and future offerings are included in research and development expenses and are expensed as incurred.

Future Equity Obligations

The company accounts for its Simple Agreements for Future Equity (“SAFEs”) as derivative liabilities under the FASB’s ASC section 815-10 and ASC section 815-40.

Deferred Offering Costs

The company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2024, the company had capitalized $17,615 in deferred offering costs.

Stock-Based Compensation

The company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the company records the expense if and when the company concludes that it is probable that the performance condition will be achieved.

The company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

PROVEN Group, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2024 and December 31, 2023, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2024 and December 31, 2023 are as follows:

	June 30,	December 31,
	2024	2023
	(unaudited)
Series A-2 Preferred Stock (convertible to common stock)	3,231,280	3,231,280
Series A Preferred Stock (convertible to common stock)	426,634	424,282
Series Seed Preferred Stock (convertible to common stock)	17,582,397	17,582,397
Preferred and common stock warrants	369,275	369,275
Stock options	11,874,915	11,901,399
Total potentially dilutive shares	33,484,501	33,508,633

As of June 30, 2024, there was an indeterminable number of shares that were potentially dilutive based on the company’s outstanding future equity obligations (see Note 8).

Recently Issued and Adopted Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the company will adopt those that are applicable under the circumstances.

PROVEN Group, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. FAIR VALUE MEASUREMENTS

The company’s financial assets and liabilities are subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

Future Equity
Obligations
Balance, December 31, 2023	$500,010
Issuance of future equity obligations for proceeds	-
Payment for, and cancellation of, future equity obligations	-
Balance, June 30, 2024 (unaudited)	$500,010

The company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the company believes would be made by a market participant in making the same valuation. The company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in the current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the company’s results of operations in future periods.

The company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

PROVEN Group, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents changes in Level 3 liabilities measured at fair value for the six months ended June 30, 2024 and the year ended December 31, 2023:

	Fair Value Measurements as of June 30, 2024 (unaudited):
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$500,010	$500,010
	$-	$-	$500,010	$500,010

	Fair Value Measurements as of December 31, 2023:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$500,010	$500,010
	$-	$-	$500,010	$500,010

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	June 30,	December 31,
	2024	2023
	(unaudited)
Prepaid inventory and deposits	$364,944	$528,160
Software	124,122	123,767
Advertising	23,560	27,865
Other	44,128	117,678
	$556,755	$797,470

6. PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net:

	June 30,	December 31,
	2024	2023
	(unaudited)
Furniture and Fixtures	$-	$44,260
Computer equipment	5,795	5,795
	5,795	50,055
Less: Accumulated depreciation	(2,897)	(4,584)
Property and equipment, net	$2,898	$45,471

Depreciation expense was $2,557 and $966 for the six months ended June 30, 2024 and 2023, respectively. During the six months ended June 30, 2024, the company disposed of $44,260 of furniture and fixtures and recorded loss on sale of furniture and fixtures of $40,016 in the consolidated statements of operations.

PROVEN Group, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. DEBT

Loans Payable

During the year ended December 31, 2022, the Company received total proceeds of $9,573,653 from the same lender from 5 financings. The Company paid back fixed recurring monthly amounts over the 12-24 month periods relating to each financing. The loans bore interest from 7% - 14% and mature at various times between January 31, 2023 and August 2, 2024. During the six-month periods ended June 30, 2024 and 2023, the company made repayments of $1,792,529 and $1,795,374, respectively. As of June 30, 2024 and December 31, 2023, $597,509 and $2,390,038, respectively, remained outstanding.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (“EIDL”) assistance program. On December 31, 2020, the company was notified that its EIDL application was approved by the SBA. Per the terms of the EIDL agreement, the company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. The Loan has repayment terms that commence one year after the origination date. As of June 30, 2024 and December 31, 2023, $150,000 remained outstanding.

On March 28, 2024, the company converted its liability due to the co-founders, representing proceeds from the Regulation A offering, into loan payables, separate to each co-founder. As of June 30, 2024 and December 31, 2023, the total of both liabilities, less allocated offering costs and expenses, is $596,124 and $688,812, respectively. Interest will accrue at a rate of 4.13% per annum. Principal and the balance of interest accrued will be due in full on March 29, 2027 or upon thirty (30) days’ prior written notice of demand by the respective lender.

Total interest expense incurred for all loans during the six month periods ended June 30, 2024 and 2023 were $269,944 and $261,464, respectively.

8. FUTURE EQUITY OBLIGATIONS

In May 2023, the company issued a payment for, and cancellation of, a SAFE for $250,000 related to the 2022 acquisition of Noteworthy. Additionally in June 2023, the company entered into a SAFE for a purchase amount of $150,000. The agreement has a valuation cap of $190,000,000.

There have been no issuances of future equity obligations for the six months ended June 30, 2024.

If there is a preferred equity financing before the instrument expires or is terminated, the company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

9. STOCKHOLDERS’ EQUITY

Preferred Stock

The company’s Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on October 22, 2021, authorized the company to issue a total of 29,975,795 shares of Preferred Stock, $0.00001 par value per share, of which (i) 1,077,005 shares were designated as Series Seed-1 Preferred Stock, (ii) 1,292,514 shares were designated as Series Seed-2 Preferred Stock, (iii) 30,618 shares were designated as Series Seed-3 Preferred Stock, (iv) 5,884,428 shares were designated as Series Seed-4 Preferred Stock, (v) 6,531,944 shares were designated as Series Seed-5 Preferred Stock, (vi) 2,357,622 shares were designated as Series Seed-6 Preferred Stock, (vii) 408,266 shares were designated as Series Seed-7 Preferred Stock, (viii) 6,717,483 shares were designated as Series A Preferred Stock, and (ix) 5,675,915 shares were designated as Series A-2 Preferred Stock. On the accompanying balance sheets, the various Series Seed Preferred Stock are presented in aggregate as Series Seed Preferred Stock.

As of June 30, 2024, there were (i) 1,077,005 shares of Series Seed-1 Preferred Stock issued and outstanding, (ii) 1,292,514 shares of Series Seed-2 Preferred Stock issued and outstanding, (iii) 30,618 shares of Series Seed-3 Preferred Stock issued and outstanding, (iv) 5,884,428 shares of Series Seed-4 Preferred Stock issued and outstanding, (v) 6,531,944 shares of Series Seed-5 Preferred Stock issued and outstanding, (vi) 2,357,622 shares of Series Seed-6 Preferred Stock issued and outstanding, (vii) 408,266 shares of Series Seed-7 Preferred Stock issued and outstanding, (viii) 421,062 shares of Series A Preferred Stock issued and outstanding, and (ix) 3,231,280 shares of Series A-2 Preferred Stock issued and outstanding.

PROVEN Group, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transactions

In six months ended June 30, 2024, the company issued 2,352 shares of Series A Preferred Stock for gross proceeds of $15,523 or $6.60 per share.

In the six months ended June 30, 2023, the company issued an additional 127,456 shares of Series A Preferred Stock pursuant to its Regulation A financing noted above for gross proceeds of $841,210. Of the gross proceeds, $588,847 has been allocated to the Series A preferred stock and included as part of additional paid-in capital and $252,363 is payable to selling shareholders in the Regulation A financing and included in due to related parties as of June 30, 2023 in the accompanying consolidated balance sheets.

In the six months ended June 30, 2023, the company issued 53,030 shares of Series A Preferred Stock for gross proceeds of $349,998. at a price per share of $6.60.

As of August 6, 2024, the Regulation A Offering is closed.

Common Stock

On May 24, 2021, the company effectuated a 3-for-1 forward stock split of its issued and outstanding shares of common stock. Furthermore, on June 23, 2021 and October 22, 2021, the company filed an Amended and Restated Certificate of Incorporation that authorized the company to issue a total of (i) 69,740,303 shares of common stock, $0.00001 par value per share and (ii) 29,975,795 shares of preferred stock, $0.00001 par value per share. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

In 2023, an option holder exercised options for 788 shares of common stock for proceeds of $646.

Proven Group, Inc. 2017 Stock Plan

The company has adopted the Proven Group, Inc. 2017 Stock Plan (“2017 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan, as amended and restated, was 16,379,691 shares as of June 30, 2024. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. As of June 30, 2024, there were 3,843,020 shares available for grant.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	11,901,399	$0.78	$69,301,241
Granted	70,000	0.92
Exercised	-	-
Forfeited	(96,484)	0.82
Outstanding as of June 30, 2024 (unaudited)	11,874,915	$0.78	$69,141,164

Exercisable as of June 30, 2024 (unaudited)	7,852,174	$0.76	$45,834,155
Exercisable as of December 31, 2023	6,185,171	$0.75	$36,181,670

As of June 30, 2024, the weighted average duration to expiration of outstanding options was 7.77 years.

PROVEN Group, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Six Months Ended
	June 30,
	2024	2023
	(unaudited)
Risk-free interest rate	4.21%	3.59%
Expected term (in years)	6.27	6.26
Expected volatility	55.00%	55.00%
Expected dividend yield	0%	0%
Fair value per stock option	$5.95	$1.49

The total grant-date fair value of the options granted during the six months ended June 30, 2024 and 2023 was $416,500 and $4,267,761, respectively. Stock-based compensation expense for stock options of $2,956,620 and $3,000,474, respectively, was recognized for the six months ended June 30, 2024 and 2023. During six months ended June 30, 2024, $1,715,533 was classified in general and administrative expenses, $525,838 was classified in research and development expenses and $715,249 was classified in sales and marketing expenses in the consolidated statements of operations. During six months ended June 30, 2023, all stock-based compensation was classified in general and administrative expenses in the consolidated statements of operations. Total unrecognized compensation costs related to non-vested stock option awards amounted to $11,548,347 as of June 30, 2024, which will be recognized over a weighted-average period of 1.44 years.

Warrants

In connection with the company’s Series A financing, in October 2021 the company granted 2,846,421 warrants to purchase Series A preferred stock to an investor. The warrants have an exercise price of $4.2410 per share and expire on the earlier of the first anniversary of the issuance date, the closing of an IPO or sale of the company. The warrants were valued using the Black-Scholes option pricing model using similar inputs to those described for stock options and had a grant-date fair value of $1.16 per share, or total fair value of $3,301,848. The warrants were determined to be equity classified per ASC 480-10 and were recognized as offering costs of the underlying preferred stock issued. Accordingly, the value both decreased and increased additional paid-in capital for net no effect in the consolidated financial statements.

In connection with the company’s Series A financing in February 2023, the company granted 7,575 warrants to purchase Series A preferred stock to an investor. The warrants have an exercise price of $6.60 per share and expire on the earlier of the first anniversary of the issuance date, the closing of an IPO or sale of the company. The warrants were valued using the Black-Scholes option pricing model using similar inputs to those described for stock options and had a grant-date fair value of $0.05 per share, or total fair value of $379. The warrants were determined to be equity classified per ASC 480-10 and were recognized as offering costs of the underlying preferred stock issued. Accordingly, the value both decreased and increased additional paid-in capital for net no effect in the consolidated financial statements.

As of June 30, 2024, the company had 268,265 preferred stock warrants outstanding and 101,010 common warrants outstanding.

10. COMMITMENTS AND CONTINGENCIES

Sales Tax

The company reviews its sales tax nexus on an at-least annual basis, and is currently registered in local jurisdictions, provinces, and states where it has physical, economic, or other nexus. The company collects sales tax at point of sale and remits sales on a monthly, quarterly, or annual cadence. Because of the timing difference between sales tax collection and remittance, the company maintains a sales tax liability of $156,997 and $310,985 as of June 30, 2024 and December 31, 2023, respectively.

Contingencies

The company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 25, 2024, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021031153/filename4.htm)
2.2	Second Amended and Restated Bylaws (Filed with the Form 1-APOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023065133/ea183003ex2-2_provengroup.htm)
2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation (Filed with the Form 1-U of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023036499/ea178015-1u_provengroup.htm)
3.1	Form of Selling Stockholder Irrevocable Power of Attorney (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021035025/ea143542ex3-1_lifespecta.htm)
3.2	Investors’ Rights Agreement (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023034661/ea177615ex3-2_lifespectac.htm) *
3.3	Voting Agreement (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023034661/ea177615ex3-3_lifespectac.htm) *
3.4	Right of First Refusal and Co-Sale Agreement (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390023034661/ea177615ex3-4_lifespectac.htm)*
6.1	2017 Amended and Restated Stock Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390021031153/filename8.htm)
6.2	Unsecured Promissory Note – Ming Zhao (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390024037321/ea020458301ex6-2_proven.htm)
6.3	Unsecured Promissory Note – Zaoshi Yuan (Filed with the Form 1-K of the Company and available here, https://www.sec.gov/Archives/edgar/data/1777318/000121390024037321/ea020458301ex6-3_proven.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVEN GROUP, Inc.

/s/ Marc Chapman
President

Date: September 25, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Zaoshi Yuan
Principal Financial Officer and Principal Accounting Officer

Date: September 25, 2024